

05005770



HINDALCO
ADITYA BIRLA GROUP

Ref: AM: PVK: 1506:2004 Date: 29th January, 2005.

82-3428

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

Attn:-International Corporate Finance

Dear Sir,

Sub: Publication of Unaudited Financial Results (Provisional) for the Third Quarter and Nine Months ended 31st December, 2004.

We are sending herewith a Statement showing the **"Unaudited Financial and Segment Results"** (Provisional) of the Company for the Third Quarter and Nine Months ended 31st December, 2004, which are approved at the Meeting of the Board of Directors of the Company held on **Saturday**, the **29th January, 2005.**

Also find enclosed a copy of the Press release.

We hope you will find this in order.

Thanking You,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Company Secretary.
Encl: as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107


ADITYA BIRLA GROUP

PRESS RELEASE

Date: 29.01.2005

HINDALCO
THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY

Q3 FY 2004-05
POSTS ROBUST PERFORMANCE

- **Turnover** **Rs. 2,044.9 Crores** **23.0%**
- **PBDIT** **Rs. 531.7 Crores** **27.9%**
- **PAT** **Rs. 264.9 Crores** **35.1%**

Financial Highlights

	Quarter ended 31st December 2004	Quarter ended 31st December 2003	% Growth	Nine Month ended 31st December 2004	Nine Month ended 31st December 2003	% Growth
Net Sales	**2,044.9**	**1,662.8**	**23.0%**	**5,766.1**	**4303.5**	**34.0%**
PBDIT	**531.7**	**415.8**	**27.9%**	**1,494.7**	**1,273.8**	**17.3%**
Interest & Financing Charges	41.4	37.2	11.3%	121.0	124.5	(2.8%)
Depreciation	89.8	80.5	11.5%	265.7	230.0	15.5%
Profit before Tax (PBT)	**400.5**	**298.1**	**34.4%**	**1,108.0**	**919.3**	**20.5%**
Provision for Taxes	135.6	102.1	32.8%	377.6	302.6	24.8%
PAT before Extraordinaries	**264.9**	**196.0**	**35.1%**	**730.4**	**616.7**	**18.4%**
Def Tax for earlier years	-	-		19.9	-	
Net Profit	**264.9**	**196.0**	**35.1%**	**710.5**	**616.7**	**15.2%**
E.P.S. – Annualised (Rs.)	**114.6**	**84.8**	**35.1%**	**102.4**	**88.9**	**15.2%**

Q3 Performance review

Hindalco Industries Limited (Hindalco), the flagship Company of the Aditya Birla Group, has reported a robust performance for the 3rd Quarter ended December 31, 2004.

The Company's turnover at Rs. 2,044.9 Crores is up by 23%, vis-à-vis Rs. 1662.8 Crores attained in the comparable quarter of the previous year. Profit before Depreciation, Interest and Taxes (PBDIT) has risen to Rs. 531.7 Crores compared to Rs. 415.8 Crores in the corresponding quarter of the previous year. Profit After Taxes at Rs. 264.9 Crores, has grown by 35% as against Rs.196.0 Crores in the earlier year.

On a segmental basis, the Aluminium business accounted for 44% of Net Sales and 81% of Earnings Before Interest and Taxes (EBIT), with the balance flowing in from the Copper business.

Of the Company's turnover of Rs. 2,044.9 Crores, the Aluminium business contributed Rs. 901.7 Crores, mirroring an 18% increase over Rs. 761.2 Crores in the corresponding quarter of the last year. Higher volumes, improved realisations, a shift in the market mix in favor of higher domestic sales and a continued thrust on value added products have been its growth enablers.

In Aluminium, realisations improved substantially benefiting from higher international commodity prices during the quarter. EBITDA margins at 44.2% represent a significant improvement when compared to 37.6% reached in the corresponding quarter of the previous year, despite higher cost of inputs like bauxite, caustic soda and CP coke.

The Copper business's Net Sales at Rs. 1,143.2 Crores vis-à-vis Rs. 901.6 Crores in the comparable quarter of the previous year, reflect a 27% rise, riding on the back of higher international prices and modest volume growth of 3%. However, EBITDA margins fell from 11.0% last year to 9.2% in the current quarter, as realisations fell, caused by a steep duty reduction of 10%, removal of export incentives, higher coal rates and other inputs.

Operational Review

Aluminium

Production in Aluminium has surged in the second quarter, as indicated:

- Metal production touched 89,568 MT vis-à-vis 82,142 MT in the corresponding period last year, reflecting a rise of 9%.
- Redraw Rods production at 14,722 MT is marginally lower compared to the production of 15,087 MT in the comparable Quarter last year.
- Rolled product output of 24,545 MT increased by a significant 35%. In the comparable Quarter of the previous year it stood at 18,169 MT.
- Extruded Products at 5,275 MT is up by 17% from 4,510 MT last year.

- Production of Foil at 5,331 MT reflects a 14% rise over 4,664 MT attained in the corresponding period last year.
- The output of Alumina, a key input, was 175,494 MT, a growth of 9% over production of 161,487 MT in the comparable period of the previous year.
- Power exported from the Company's Renusagar Power Plant stood at 1,383 MU, a 5.6% increase over 1,310 MU achieved in the corresponding period last year.

Copper

Production at the Company's Copper plant has risen during the quarter as indicated:

- Copper Cathodes production moved upward by 8% from 50,301 MT to 54,120 MT.
- The output of value added Continuous Cast Copper Rods is lower by 22% to 20,691 MT vis-à-vis 26,553 MT due to large imports from Sri Lanka under the recently introduced FTA.
- Sulphuric Acid production at 181,981 MT soared 36% over 134,082 MT. Consequently, the production of DAP and Complex Fertilisers fell by 16% from 81,015 MT to 67,874 MT.
- The output of Gold dipped by 21% from 2,033 Kg to 1,603 Kg., because of the lower content of gold in the Copper concentrate.
- The production of Silver is higher by 25% to 10,084 Kg vis-à-vis 8,044 Kg.

Brownfield Expansion in Copper

The expansion project for doubling the copper smelter capacity at Dahej from 250,000 TPA to 500,000 TPA is progressing as scheduled and is slated for completion by the end of 2005. On its completion, Birla Copper will be amongst the top 10 globally cost efficient copper producers and the largest single location smelter in the world.

Scheme of Arrangement ; Indal Demerger

The Calcutta High Court and Bombay High Court have approved the Scheme of Arrangement u/s. 391 to 394 of the Companies Act, 1956 (the Scheme) on 23rd December, 2004 and 14th January, 2005, respectively. This sanctions the transfer by way of demerger of all the business undertakings (other than the aluminium foil business at Kollur, Andhra Pradesh) of Indian Aluminium Company, Ltd. (Indal) to Hindalco with effect from 1st April, 2004. The Scheme will become effective upon requisite approvals and completion of certain legal formalities. The Company expects the Scheme to be effective by the end of this fiscal.

Fund Management:

During the third quarter of the current fiscal, Hindalco raised Rs. 112.4 Crores for general corporate purposes. This was by way of external commercial borrowing at an annualised rate of 5.74% entailing bullet repayment at the end of 5 years.

OUTLOOK

The Company continues to believe in the strong long-term fundamentals for both Aluminium and Copper. These throw up exciting growth opportunities in future.

The Aluminium sector continues to perform well, with worldwide consumption growth at 8.6% in 2004. The Indian aluminium market has grown by over 10% in the first nine months of the financial year and prospects in the Electrical, Building and Transportation sectors look good, indicating a second double digit growth year in a row for Aluminium.

The worldwide consumption of copper grew at around 6.9% in 2004 on the back of economic growth in USA and strong Chinese demand. Domestic consumption increased by 10% as demand continued to be buoyant from user segment such as winding wire, power cables, transformers industry. An increased export of down stream products supported higher Deemed Export Sales. However, non-value added imports from Sri Lanka under FTA continue to adversely impact the domestic sales of the Indian producers.

The premium on cathode has hardened and sustained period of buoyant copper prices is being forecast.

With the existing mines producing more and the reopening of small mines encouraged by strong copper prices and many Smelters going for their annual maintenance shut down during the first half of 2005, the TCRC outlook appears to be positive.

The Company remains confident of reaping a rich harvest from its three - pronged strategy of vertical integration, thrust on branding and continued emphasis on value added products.

You can also access the Press Release and Presentation at
www.adityabirla.com / www.hindalco.com

***



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED (PROVISIONAL) FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2004

(Rupees in Million)

	Particulars	Quarter ended 31/12/2004 (Unaudited)	Quarter ended 31/12/2003 (Unaudited)	Nine Months ended 31/12/2004 (Unaudited)	Nine Months ended 31/12/2003 (Unaudited)	Year ended 31/03/2004 (Audited)
1	**Net Sales**	20,449	16,628	57,661	43,035	61,973
2	**Other Income**	364	443	1,855	1,955	2,446
3	**Total Expenditure**	15,496	12,913	44,569	32,252	47,177
	(a). (Increase)/Decrease in Stock in Trade	27	(333)	(1,472)	(1,577)	(1,174)
	(b). Consumption of Raw Materials	11,027	9,271	32,712	22,364	32,546
	(c). Staff Cost	635	607	1,882	1,779	2,402
	(d). Manufacturing and Operating Expenses	3,036	2,640	9,047	7,556	10,520
	(e). Other Expenditure	771	728	2,400	2,130	2,883
4	**Interest & Finance Charges**	414	372	1,210	1,245	1,612
5	**Gross Profit**	4,903	3,786	13,737	11,493	15,630
6	**Depreciation**	898	805	2,657	2,300	3,174
7	**Profit before Tax**	4,005	2,981	11,080	9,193	12,456
8	**Provision for Tax**	1,356	1,021	3,776	3,026	4,067
	(a). Provision for Current Tax	1,069	683	2,985	1,802	2,606
	(b). Provision for Deferred Tax	287	338	791	1,224	1,461
	Net Profit for the period	2,649	1,960	7,304	6,167	8,389
	Provision for deferred tax for earlier years	-	-	199	-	-
9	**Net Profit**	2,649	1,960	7,105	6,167	8,389
10	**Paid-up Equity Share Capital**					
	(Face Value : Rs.10/- per Share)	925	925	925	925	925
11	**Reserves**					67,654
12	**Basic & Diluted EPS (Rs.)**	29	21	77	67	91
13	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			68,509,030	69,939,296	69,941,039
	(b). Percentage of shareholding			74.08%	75.63%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/12/2004 (Unaudited)	Quarter ended 31/12/2003 (Unaudited)	Nine Months ended 31/12/2004 (Unaudited)	Nine Months ended 31/12/2003 (Unaudited)	Year ended 31/03/2004 (Audited)
1. **Segment Revenue**					
(a). Aluminium Business	9,017	7,612	25,597	21,221	29,960
(b). Copper Business	11,432	9,016	32,064	21,814	32,013
	20,449	16,628	57,661	43,035	61,973
Less: Inter Segment Revenue	(33)	(30)	(124)	(50)	(64)
Net Sales/Income from operations	20,416	16,598	57,537	42,985	61,909
2. **Segment Results (Profit/Loss before Tax and interest from each Segment)**					
(a). Aluminium Business	3,352	2,283	8,810	6,267	8,906
(b). Copper Business	790	768	1,892	2,583	3,097
	4,142	3,051	10,702	8,850	12,003
Less: Interest & Finance Charges	(414)	(372)	(1,210)	(1,245)	(1,612)
	3,728	2,679	9,492	7,605	10,391
Add: Other un-allocable Income net off un-allocable expenses	277	302	1,588	1,588	2,065
Profit before Tax & Extraordinary Items	4,005	2,981	11,080	9,193	12,456
3. **Capital Employed (Segment Assets- Segment Liabilities)**					
(a). Aluminium Business	39,185	39,693	39,185	39,693	40,661
(b). Copper Business	36,368	25,277	36,368	25,277	27,622
	75,553	64,970	75,553	64,970	68,283

Notes:

1. The Hon'ble Bombay High Court by its order has sanctioned on 14th January, 2005 the Scheme of Arrangement u/s. 391 to 394 of the Companies Act, 1956 (the Scheme) for transfer by way of demerger of all the business undertakings(other than the aluminium foil business at Kollur, Andhra Pradesh) of Indian Aluminium Company, Ltd. (Indal) to the Company with effect from 1st April, 2004. After receipt of other requisite approvals and upon the Scheme becoming effective, the Company will issue equity shares to each shareholder of Indal in the ratio of one equity share of Rs. 10 each for every seven equity shares of Rs. 2 each (after reduction in the par value from Rs. 10 each to Rs. 2 each) held by such shareholder in Indal and consequently the issued and paid up Share Capital of the Company would increase by about Rs.3 Million. Pending such approvals and effectiveness of the Scheme, the above result does not include the result of demerged business undertakings of Indal.
2. In compliance with Accounting Standard 28 relating to "Impairment of Assets" issued by the Institute of Chartered Accountants of India, a provision for impairment of assets, if any, as at 1st April, 2004, will be adjusted at the end of the financial year against opening balance of General Reserve.
3. Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.10.2004	Received	Resolved	Pending as on 31.12.2004
1	6	6	1

4. Previous quarter's figures have been regrouped wherever found necessary.
5. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Saturday, 29th January, 2005.
6. The above results have been reviewed by the Auditors.

By and on behalf of the Board

Place: Mumbai
Dated: 29th January, 2005

D. Bhattacharya
Managing Director